BRF S.A.

A Publicly Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

SUMMARY OF THE MINUTES OF THE 6th/14 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: June 26, 2014 at 09:00 a.m. at Rua Hungria, 1400 – 5th floor in the city and state of São Paulo. CHAIR: Abilio Diniz, Chairman, Edina Biava, Secretary. ATTENDANCE: The full complement of board members. The Board of Directors approved the following matters: RESOLUTIONS: 1. Capitalization of Argentina – The proposed capitalization of AVEX by Sadia Alimentos was approved with the existing company loan between the parties in the approximately amount of AR$ 54 million (approximately amount of R$ 15,5 million), and the capitalization of AVEX by Sadia Uruguay SA in order to reach the minimum required stake of 5% with the injection of approximately AR$ 6,9 million (approximately amount of R$ 1,9 million), Sadia Uruguay SA subscribing this new participation. 2. Real Estate – state of Rio Grande do Sul – The transfer of the brick-built industrial property, (846.08m²) located in Porto Alegre (RS) – Address: Rua Eugênio Rubbo, 305 - Bairro São João – Cep 90200-280, Property Registration Number: 84629, Area: 846.08 m². 3. Real Estate – state of Santa Catarina – The  entire property measures 1,917,362 m², of which the area to be donated for construction purposes for permitting access to the local university is equivalent to 6,424 m², that is 0.33% of the total area recorded in the property register. The transfer of the property located in Chapecó (SC) was approved – Address: Rodovia SC 459, km 2, Chapecó – Guatambu section, Property Registration number: 930. 4. Granja São Tomaz – Approved the sale and outsourcing of Granja São Tomaz, a rural property known as Granja São Tomaz, currently operating the system for rearing breeder stock and as a center for genetic development, located in the city of Rio Verde (GO) – Address: Fazenda São Tomás Aterradinho - Zona Rural – Cep 75900-000,   Aterradinho – Queixada – Rio Verde da Barra Grande – Lugar Bandeirantes – Municipality of Rio Verde - GO. Property Registration Number: 34395, Area: 500 hectares. 5. Capitalization of BRF Foods GmbH – Approved the transfer of fixed assets of Perdigão International in the amount of USD 119,103,094, through a capital injection via a dividend distribution to BRF GmbH. Closing of the branch of “Wellax Food Logistics – Comércio de Produtos Alimentares, Sociedade Unipessoal Lda” (Portugal, Ilha da Madeira) in Venezuela with the opening of a branch of BRF Global GmbH (Austria) at 4th  Avenida de los Palos Grandes, between 6th and 7th  Transversal; Edifício Doralbel, Oficina 3b, Piso 3, Caracas, Venezuela. 6. Brasil Foods Sociedade de Previdência Privada (“BFPP”) – A proposal was presented to the Board of Executive Officers with the ratification of the People Committee to appoint the executive, Edina Biava as a member of the Board of BFPP (private pension fund) in succession to Nilvo Mittanck. 7. Other internal Company matters. These minutes are an extract of the full minutes of the Meeting of the Board of Directors and were signed by the attending Directors. São Paulo, June 26, 2014. (I certify that this is an extract from the original minutes transcribed in Book 3, folio 269 to 275, of the minutes of the Ordinary and Extraordinary Meetings of the Company’s Board of Directors). ABILIO DINIZ, Chairman; SERGIO RICARDO SILVA ROSA, Vice Chairman; CARLOS FERNANDO COSTA; EDUARDO SILVEIRA MUFAREJ; JOSÉ CARLOS REIS MAGALHÃES NETO; LUIS CARLOS FERNANDES AFONSO; LUIZ FERNANDO FURLAN; MANOEL CORDEIRO SILVA FILHO; PAULO ASSUNÇÃO DE SOUSA; WALTER FONTANA FILHO; VICENTE FALCONI CAMPOS.

EDINA BIAVA

Secretary